UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)     Financial Statements:
Wisconsin Energy Corporation Employee Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2006.

(b)     Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm -- Clifton Gunderson LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan

Name of Plan

	By:	/s/Arthur A. Zintek

Date : June 13, 2007		Arthur A. Zintek, Vice President of Wisconsin Energy Corporation and Chairman of the Employee Benefits Committee

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2006 and 2005

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6-13

SUPPLEMENTAL SCHEDULE:	14

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	15

Report of Independent Registered Public Accounting Firm

Plan Administrator
Wisconsin Energy Corporation
   Employee Retirement Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/Clifton Gunderson LLP

Milwaukee, Wisconsin
June 12, 2007

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
(In Thousands)

	2006	2005

ASSETS

Participant directed investments, at fair value	$1,018,938	$912,491

Adjustment from fair value to contract value	1,296	1,321

NET ASSETS AVAILABLE FOR BENEFITS	$1,020,234	$913,812

These financial statements should be read only in connection with the accompanying notes to financial statements

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands)

	2006	2005

ADDITIONS
Contributions:
Participants	$40,098	$38,580
Company	10,661	10,443
Rollover	1,609	330

Total contributions	52,368	49,353

Investment income
Interest and dividends	40,772	28,071
Net appreciation	94,324	59,080

Total investment income	135,096	87,151

Total additions	187,464	136,504

DEDUCTIONS
Benefits paid to participants	80,973	67,211
Administrative expenses	69	64

Total deductions	81,042	67,275

NET INCREASE	106,422	69,229

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	913,812	844,583

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,020,234	$913,812

These financial statements should be read only in connection with the accompanying notes to financial statements

 WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

The following description of the Wisconsin Energy Corporation (the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General -- The Plan is a defined contribution plan covering all employees who are employed by a participating company and who are not represented by a union or are represented by a union designated by the Company, as defined in the Plan document; and who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The plan assets are held in a trust as maintained by Fidelity Management Trust Company (the "Trustee").

Effective April 1, 2004, the Plan was amended and an employee stock ownership plan was created for participants who are not represented by a union or who are represented by a union which elected to participate in the employee stock ownership plan. The remaining portion of the Plan remains a profit sharing plan.

Effective June 1, 2006, the Plan was amended to offer a Roth 401(k) option where contributions are made on an after-tax basis and are included in current taxable income. Upon distribution, Roth contribution earnings are tax-free. In addition, employee contribution limits increased to 75% of eligible compensation subject to the annual IRS maximum.

In October 2006, the Company announced it was making a change to the pension benefits for new management employees hired subsequent to October 20, 2006, and for those represented employees whose unions have adopted this Plan. The retirement benefits for new employees will be an enhanced 401(k) plan. Retirement contributions will increase as employees gain service with the Company, and will be made in addition to the Company matching and employee contributions to the 401(k) Plan the Company offers. The retirement contributions will vest over five years.

Management employees hired or rehired after January 1, 2007, and for those represented employees whose unions have adopted this option will be enrolled automatically in the 401(k) Plan at a rate of 3% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions will increase automatically by 1% in each subsequent year up to 6%. If employees enroll in the 401(k) Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into the age-appropriate Fidelity Freedom Fund.

Contributions -- Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 75% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). The Company matches 50% of participant contributions of up to 6% of wages as defined in the Plan. Company matching contributions are made to the employee stock ownership plan or the Company Common Stock Fund, as the case may be. Additionally, each participant over age 50 can elect to make catch up contributions subject to certain limitations of the IRC.

Participant Accounts -- Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $9,124 and $7,504, respectively. Total forfeitures used to reduce future employer contributions were $1,550 and $3,734 in 2006 and 2005, respectively.

Investment Options -- The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Trustee, which includes Company common stock. Company contributions are initially made to the employee stock ownership plan or the Company Common Stock Fund, as the case may be, but can then be transferred to other funds by the participant.

Benefit Payments -- A participant may take a distribution due under the Plan as a single lump-sum cash payment or installment payments over a period not extending beyond the life expectancy of the participant. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. Balances between $1,000 and $5,000 are rolled over into an IRA in the employee's name if they have not provided direction for distribution. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.0% to 9.25% at December 31, 2006 and 5.0% to 10.5% at December 31, 2005.

2. ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment contracts held by a defined-contribution plan are required to be reported at fair value as stated in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by the FSP. The FSP was adopted by the Plan as of December 31, 2006. However, the FSP was retroactively applied to the Statement of Net Assets Available for Benefits as of December 31, 2005. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition -- Investments are stated at fair value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices. Units of collective trust are valued at the fair value as determined by the Trustee through reference to published market data. Individual assets of the synthetic investment contracts held in the Blended Rate Income Fund ("BRIF") are valued at representative quoted market prices.

The Plan provides for investments in mutual funds, collective trusts, synthetic investment contracts and Company stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term.

Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses -- Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Payment of Benefits -- Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 at December 31, 2006 and 2005.

3. INVESTMENTS

As of December 31, 2006 and 2005, the Plan held 4,568,146 and 4,799,268 shares, respectively, of Company common stock in the Company Common Stock Fund and the employee stock ownership plan. The Company Common Stock Fund and the employee stock ownership plan are unitized and in total held 8,888,015 and 9,319,737 units as of December 31, 2006 and 2005, respectively.

The fair values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Common Stock
Company Common Stock	$216,804	$187,459
Mutual Funds
Fidelity Equity Income	104,560	91,932
Fidelity Growth Company	121,999	120,639
Fidelity Balanced	64,564	57,543
Fidelity Low Priced Stock	87,251	77,879
Fidelity Diversified International	84,394	63,974
Equity Common Collective Fund
Fidelity U.S. Equity Index Pool	68,725	64,986

The fair values as confirmed by the Trustee, of the synthetic contracts included in the BRIF as of December 31, 2006, are as follows (in thousands):

	2006		2005

	Major Credit Rating	Investments at Fair Value	Major Credit Rating	Investments at Fair Value

AIG
Govt		$9,840		$7,473
Non-Govt		19,755		23,129

Total Wrapped Portfolio	AA	29,595	AA	30,602

Morgan Guaranty
Govt		9,840		7,473
Non-Govt		19,755		23,129

Total Wrapped Portfolio	AA-	29,595	AA-	30,602

Chase
Govt		9,840		7,474
Non-Govt		19,755		23,129

Total Wrapped Portfolio	AA-	29,595	AA-	30,603

UBS
Govt		9,840		7,474
Non-Govt		19,755		23,129

Total Wrapped Portfolio	AA+	29,595	AA+	30,603

Wrapper contract at Fair Value		(13)		-

All contracts in Portfolio		$118,367		$122,410

The total adjustment to contract value for this Portfolio, in thousands, is $1,296 and $1,321 as of December 31, 2006 and 2005, respectively.

The methodology to calculate performance based on the last day of the Plan year end includes income earned by the fund's assets on the last day of the Plan year end divided by the fair value of all the Plan assets (market value spot yield) and the fund's interest distributed to Plan participants on the last day of the Plan year end divided by fair value of all the Plan assets (book value spot yield). The average yields are as follows:

	2006	2005

Based on actual earnings	5.07%	4.86%
Based on interest rate credited to participants	4.39%	4.10%

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value in 2006 and 2005 as follows (in thousands):

Net appreciation/ (depreciation) in fair value of investments:

	2006	2005

Company common stock funds	$39,098	$25,702
Common stock mutual funds	45,171	30,655
Equity common collective fund	9,659	279
Corporate debt securities mutual funds	(118)	(611)
Lifestyle funds	514	3,055

	$94,324	$59,080

4. WRAP CONTRACTS

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the fund's assets to be covered by wrap contracts, although they may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
    Complete or partial termination of the Plan.
    Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
    Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.

    Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.
    Exclusion of a group of previously eligible employees from eligibility in the Plan.
    Any early retirement program, group termination, group layoff, facility closing, or similar program.
    Any transfer of assets from the fund directly to a competing option
At this time, the occurrence of any of these events is not probable.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8. RECONCILIATION OF FINANCIAL STATEMETNS TO FORM 5500

 The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500.

Net assets available for benefits per the financial statements	$1,020,234
Less: Adjustment from contract value to fair value	1,296

Net assets available for benefits per the Form 5500	$1,018,938

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the

Form 5500:

Net increase in net assets available for benefits per the financial statements	$106,422
Less: Adjustment from contract value to fair value	1,296

Net increase in net assets available for benefits per the Form 5500	$105,126

The BRIF is recorded at contract value in the financial statements but at fair value in the Form 5500 for 2006.

9. RECLASSIFICATIONS

Some items in the 2005 financial statements have been reclassified, with no effect on net increase in net assets available for benefits, to be consistent with the classification adopted for the year ended December 31, 2006.

* * * * * *

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issue and Description of Investment	Contract Value or Fair Value (In Thousands)

Blended Rate Income Fund (BRIF)
AIG Financial Products Co., 4.67%	$29,915
Chase Manhattan Bank, 4.67%	29,915
Morgan Guaranty, 4.67%	29,917
UBS AG, 4.67%	29,915
Fidelity Short-Term Investment Fund, 4.34% *	1,856

Wisconsin Energy Corporation Common Stock Fund and employee stock ownership plan
Wisconsin Energy Common Stock *	216,804
Interest bearing cash	2,037

Mutual Funds
Vanguard MidCap Index I	47,047
Fidelity Equity Income*	104,560
Fidelity Growth Company*	121,999
Fidelity Balanced*	64,564
Fidelity Low Priced Stock*	87,251
Fidelity Diversified International*	84,394
Fidelity Small Cap Stock*	15,890
Fidelity Freedom Income*	558
Spartan Total Market Index	5,404
Spartan International Index	10,076
Fidelity Ret Government Money Market*	12,269
Fidelity U.S. Bond Index*	28,609
Fidelity Freedom 2005*	428
Fidelity Freedom 2010*	3,851
Fidelity Freedom 2015*	2,923
Fidelity Freedom 2020*	2,983
Fidelity Freedom 2025*	1,045
Fidelity Freedom 2030*	711
Fidelity Freedom 2035*	418
Fidelity Freedom 2040*	636
Fidelity Freedom 2045*	50
Fidelity Freedom 2050*	128

Equity Common Collective Fund
Fidelity U.S. Equity Index Pool*	68,725

Other
Participant loans -- 5.0% to 9.25%, with various maturities*	15,356

Total	$1,020,234

* Represents a party-in-interest